SECURITIES AND EXCHANGE COMMISSION
																												Washington, D. C.  20549

																																					Form 11-K

(Mark One)

X             Annual report pursuant to Section 15(d) of the Securities
- - ----          Exchange Act of 1934 for the fiscal year ended December 31, 1993

														Transition report pursuant to Section 15(d) of the Securities
- - ----          Exchange Act of 1934 for the transition period from __ to __

														Commission file number 0-2251

														A. Full title of the plan and the address of the plan, if
																	different from that of the issuer named below:

																	Savings Plan of the SCI Systems, Inc. Employee Financial
																	Security Program

														B. Name of issuer of the securities held pursuant to the plan
																	and the address of its principal executive office:

																	SCI Systems, Inc.
																	2101 Clinton Ave. West
																	Huntsville, Alabama  35805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned here-unto duly authorized.

																																				Savings Plan of the SCI Systems, Inc.
																																				Employee Financial Security Program

Date:  June 29, 1994                By: /s/ Michael M. Sullivan
																																								-------------------------
																																								Michael M. Sullivan
																																								Corporate Secretary

																									SAVINGS PLAN OF THE
																										SCI SYSTEMS, INC.
																	EMPLOYEE FINANCIAL SECURITY PROGRAM

																								FINANCIAL STATEMENTS
																					AND SUPPLEMENTAL SCHEDULES

															Years Ended December 31, 1993 and 1992
																with Report of Independent Auditors

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Financial Statements
and Supplemental Schedules

Years ended December 31, 1993 and 1992


CONTENTS

Report of Independent Auditors  .............................................1

Financial Statements

Statements of Net Assets Available for Benefits  ............................2
Statements of Changes in Net Assets Available for Benefits  .................4
Notes to Financial Statements  ..............................................6

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes  ................13
Item 27d - Schedule of Reportable Transactions  ............................14

REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
Savings Plan of the SCI Systems, Inc. Employee Financial Security Program

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of the SCI Systems, Inc., Employee Financial Security Program as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for the purposes of complying with the Department of Labor's Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

Birmingham, Alabama                              Ernst & Young
June 15, 1994

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Statement of Net Assets Available for Benefits

December 31, 1993

																																																Money       SCI
																																																Market      Stock       Balanced    Equity      G I C
																																																Fund        Fund        Fund        Fund        Fund        Total
ASSETS
Cash                                            $        6  $        6  $       14  $        8  $      508  $       542
Investments at fair value                        5,538,193   5,533,106   7,861,470   5,542,218   7,906,964   32,381,951
Accrued interest receivable                             17          12          43          40          52          164
																																																----------  ----------  ----------  ----------  ----------  -----------
Total assets                                     5,538,216   5,533,124   7,861,527   5,542,266   7,907,524   32,382,657


LIABILITIES

Distributions payable to participants               77,816      63,530      91,185      48,944      54,429      335,904
																																																----------  ----------  ----------  ----------  ----------  -----------
Total liabilities                                   77,816      63,530      91,185      48,944      54,429      335,904

Net assets available for benefits               $5,460,400  $5,469,594  $7,770,342  $5,493,322  $7,853,095  $32,046,753
																																																	==========  ==========  ==========  ==========  ==========  ===========

See accompanying notes.

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Statement of Net Assets Available for Benefits (Restated)

December 31, 1992

																																																Money       SCI
																																																Market      Stock       Balanced    Equity      G I C
																																																Fund        Fund        Fund        Fund        Fund        Total
ASSETS
Cash                                            $        0  $        0  $        1  $        1  $        1  $         3
Investments at fair value                        4,726,096   7,002,504   5,778,259   4,131,291   6,440,944   28,079,094
Accrued interest receivable                         11,286         104         102         146      30,390       42,028
Contributions receivable                            31,502     122,700      63,166      45,769      91,621      354,758
																																																----------  ----------  ----------  ----------  ----------  -----------
Total assets                                     4,768,884   7,125,308   5,841,528   4,177,207   6,562,956   28,475,883

LIABILITIES
Distributions payable to participants               77,868     110,765     105,705      93,176     223,317      610,831
																																																----------  ----------  ----------  ----------  ----------  -----------
Total liabilities                                   77,868     110,765     105,705      93,176     223,317      610,831

Net assets available for benefits               $4,691,016  $7,014,543  $5,735,823  $4,084,031  $6,339,639  $27,865,052
																																																==========  ==========  ==========  ==========  ==========  ===========

See accompanying notes.

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Statement of Changes in Net Assets Available for Benefits

December 31, 1993

																																																Money       SCI
																																																Market      Stock       Balanced    Equity      G I C
																																																Fund        Fund        Fund        Fund        Fund        Total
ADDITIONS
Employee contributions                          $  417,050  $  559,254  $1,120,700  $  741,737  $1,487,810  $ 4,326,551
Employer contributions                             191,571      52,019     266,172     176,527     325,271    1,011,560
																																																----------  ----------  ----------  ----------  ----------  -----------
																																																			608,621     611,273   1,386,872     918,264   1,813,081    5,338,111

Interest Income                                    156,908         790       2,569       1,314     225,107      386,688
Dividends received                                                         280,368      81,422                  361,790
Net realized and unrealized appreciation
		in the fair value of the investments                  26  (  175,705)    223,415     260,279      91,258      399,273
																																																----------  ----------  ----------  ----------  ----------  -----------
																																																			765,555     436,358   1,893,224   1,261,279   2,129,446    6,485,862

DEDUCTIONS
Distributions to participants                      429,251     425,321     584,072     325,842     539,675    2,304,161
Inter-fund transfers                               433,080  (1,555,986)    725,367     473,854  (   76,315)           0
																																																----------  ----------  ----------  ----------  ----------  -----------
Net increase                                       769,384  (1,544,949)  2,034,519   1,409,291   1,513,456    4,181,701
Net assets available for benefits at
	beginning of year                               4,691,016   7,014,543   5,735,823   4,084,031   6,339,639   27,865,052
																																																----------  ----------  ----------  ----------  ----------  -----------
Net assets available for benefits at
	end of year                                    $5,460,400  $5,469,594  $7,770,342  $5,493,322   7,853,095  $32,046,753
																																																==========  ==========  ==========  ==========  ==========  ===========

See accompanying notes.

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 1992  (Restated)

																																																Money       SCI
																																																Market      Stock       Balanced    Equity      G I C
																																																Fund        Fund        Fund        Fund        Fund        Total
ADDITIONS
Employees                                       $  402,301  $  489,283  $  756,146  $  585,000  $1,469,989  $ 3,702,719
Employer                                           197,466     146,806     234,306     162,106     330,044    1,070,728
																																																----------  ----------  ----------  ----------  ----------  -----------
																																																			599,767     636,089     990,452     747,106   1,800,033    4,773,447

Interest Income                                    177,511         997     293,915         748     323,286      796,457
Dividends received                                                         358,670     269,050                  627,720
Net realized and unrealized appreciation
		in the fair value of the investments               1,186   2,832,337     965,827     918,319      15,811    4,733,480
																																																----------  ----------  ----------  ----------  ----------  -----------
																																																			778,464   3,469,423   2,608,864   1,935,223   2,139,130   10,931,104

DEDUCTIONS
Distributions to participants                      566,829     502,598     606,024     434,732     628,023    2,738,206
Inter-fund transfers                            (  155,404) (  318,685)    195,448     123,256     155,385            0
																																																----------  ----------  ----------  ----------  ----------  -----------
Net increase                                        56,231   2,648,140   2,198,288   1,623,747   1,666,482    8,192,898
Net assets available for benefits at
	beginning of year                               4,634,785   4,366,403   3,537,535   2,460,284   4,673,147   19,672,154
																																																----------  ----------  ----------  ----------  ----------  -----------
Net assets available for benefits at
	end of year                                    $4,691,016  $7,014,543  $5,735,823  $4,084,031  $6,339,639  $27,865,052
																																																==========  ==========  ==========  ==========  ==========  ===========

See accompanying notes.

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Notes to Financial Statements

December 31, 1993

1. ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Savings Plan of the SCI Systems, Inc., Employee Financial Security Program (the Plan) are maintained on the accrual basis.

RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

The Plan's Administrator determined that the net assets of the Deferred Compen-sation Plan of the SCI Systems, Inc. Employee Financial Security Program should be reported separately from the net assets of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program. Thus, the 1992 financial statements have been restated to exclude the net assets of the Deferred Compen-sation Plan of the SCI Systems, Inc. Employee Financial Security Program.
This restatement reduced previously reported net assets available for benefits at December 31, 1992 by $2,884,277 and additions to and deductions from net assets available for benefits for the year ended December 31, 1992 by $1,152,604 and $588,973, respectively.

VALUATION OF INVESTMENTS

Marketable securities are stated at fair value, determined by the last trade at December 31. The fair value of mutual funds and separate accounts are based on quoted redemption values at December 31. Separate accounts that do not have an established fair value are stated at aggregate fair value at December 31, as determined by the Plan's trustee. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as unrealized appreciation (depreciation) in the fair value of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.


2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

ELIGIBILITY

Membership is voluntary and is available to all United States employees of SCI Systems, Inc. and Subsidiaries (the Company) who have completed 500 hours of service within the six-month period beginning on the day they start their employment.

PARTICIPATION

Employees may enter the Plan on any January 1, April 1, July 1, or October 1 after meeting the eligibility requirements.

VESTING

Substantially all of the Plan's assets are vested in its members. Member contributions are fully vested and the Company's matching portion is fully vested after 5 years. Upon death or retirement at age 65, a member will be paid his share of the Plan assets. A member may withdraw from the Plan and receive his share representing his own contributions together with his pro rata share of net income.

CONTRIBUTIONS

The Company maintains payroll deduction accounts for all participating employees. Employees may authorize withholdings up to 15% of their earnings in 1/2% increments as a before-tax contribution or in 1% increments as an after-tax contribution. The maximum payroll deduction of 15% can consist of matched and unmatched before-tax and after-tax savings in any combination.
The current tax law also places an annual limitation of $ 8,994 for the amount of before-tax savings an employee can contribute to the Plan for 1993. The Company may contribute amounts up to 40% of any employee's before-tax matched savings and 60% of their after-tax matched savings. The actual matched contribution amount is dependent on years of service and compensation levels.

INVESTMENT PROGRAM

Each member is entitled to direct the investment of his account to each of the separate funds as follows: "Money Market Fund" -- Investments in government securities, commercial paper, time deposits or certificates of deposit maturing within one year; "SCI Stock Fund" -- Investments in qualifying securities of the company; "Balanced Fund" -- Investments in a combination of stocks and fixed income securities in order to provide a balance of high yield and safety; "Equity Fund" -- Investments primarily in a diversified portfolio of common stocks expected to have earnings and dividend growth potential greater than the economy in general; and "Guaranteed Interest Contract (GIC) Fund" -- Investments in contracts which provide a fixed rate of return.

ADMINISTRATION

The Plan is administered by a three member Administrative Committee appointed by the Board of Directors of the Company.

TRUSTEE

First Alabama Bank of Huntsville, N.A. operated as Trustee of the plan until September 30, 1993. Effective October 1, 1993 Mellon Bank replaced First Alabama as trustee of the Plan and holds the Plan's assets.

TERMINATION OF THE PLAN

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of a termination of the Plan, the net assets of the Plan are to be distributed to the members on the basis of the number of units credited to each.

PLAN AMENDMENT
The Plan was amended effective July 1, 1991 to merge the remaining accounts of the terminated PAYSOP Plan into this Plan effective January 1, 1992 to achieve administrative efficiency in their disposition.


3. WITHDRAWALS AND FORFEITURES

Withdrawals and forfeitures by Plan participants for the years ended December 31, 1992 and 1991 were as follows:

																																																													1993         1992

Balances of employee's accounts withdrawn
		or forfeited                                          $2,347,338  $3,455,325
Amounts disbursed by the Plan in settlement of the
		above balances                                        $2,304,161  $3,331,118
																																																								----------  ----------
Reduction of employer's contribution due to
		forfeited amounts                                     $   43,177  $  124,207
																																																								======================


The Plan agreement provides that the employer contribution to the Plan is reduced by the amount of forfeitures.

4. TRANSACTIONS WITH PARTIES IN INTEREST

All trustee expenses, legal, accounting and other services in connection with the administration and operation of the Plan are paid by the Company.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law.

6. INVESTMENTS

The cost of investments at December 31, 1993 and 1992 is summarized as follows:

																																																												1993         1992

Mellon Bank Time Deposit Fund                        $   663,322  $         0
First Alabama Bank of Huntsville, N.A.
		Time Open Short-Term Notes                                   0      627,515
Vanguard Money Market Fund                             5,479,465    4,689,296
Provident National Assurance Mutual Fund                       0            1
SCI Systems, Inc. common stock                         3,554,678    4,104,563
First Alabama Bank Investment Contract Fund            5,173,083    3,543,892
Trustee's GIC Fund                                     2,491,882    2,453,515
MAS Pooled Trust Fund Equity Portfolio
		(Balanced Fund)                                      4,012,547    2,296,131
MAS Fixed Income Portfolio                             3,152,318    2,534,092
MAS Pooled Trust Fund Equity Portfolio
		(Equity Fund)                                        4,708,609    3,191,775
																																																					-----------  -----------
																																																					$29,235,904  $23,440,780
																																																					========================

The fair value of individual investments that represent 5% or more of the Plan's net assets as December 31, 1993 and 1992 are as follows:

																																																												1993         1992

Vanguard Money Market Fund                           $ 5,479,465  $ 4,689,270
SCI Systems, Inc. common stock                         5,509,170    6,951,115
First Alabama Bank Investment Contract Fund            5,193,801    3,559,383
Trustee's GIC Fund                                     2,579,618    2,453,515
MAS Equity Fund                                        4,464,585    2,989,734
MAS Fixed Income Fund                                  3,177,508    2,726,941
MAS Equity Fund                                        5,314,482    4,080,839
																																																					-----------  -----------
																																																					$31,718,629  $27,450,797
																																																					========================

During 1993 and 1992, the Plan's investments that were bought, sold, as well as held during the year appreciated (depreciated) in fair value by $399,273 and $4,733,480, as follows:

																																																												1993         1992

Vanguard Money Market Fund                           $        26  $       858
Provident National Assurance Mutual Fund                       0          328
SCI Systems, Inc. common stock                          (175,705)   2,832,337
First Alabama Bank Investment Contract Fund                3,522       15,811
Trustee's GIC Fund                                        87,736            0
MAS Trust Fund Equity Portfolio (Balanced Fund)            8,810      742,492
MAS Fixed Income Fund                                    214,605      223,335
MAS Trust Fund Equity Portfolio (Equity Fund)            260,279      918,319
																																																					-----------  -----------
																																																					$   399,273  $ 4,733,480
																																																					========================

SUPPLEMENTAL SCHEDULES

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1993

																																																																	Number
																																																														of Shares
																																																													or Current                 Current
Name of Issuer and Title of Issue                             Par Value        Cost       Value
- - -----------------------------------------------------------------------------------------------
MONEY MARKET FUND       Mellon Bank Time Deposit Fund*           58,728 $    58,728 $    58,728
																								Vanguard Money Market Fund            5,479,465   5,479,465   5,479,465

																																																																										5,538,193   5,538,193
- - -----------------------------------------------------------------------------------------------
SCI STOCK FUND          Mellon Bank Time Deposit Fund*           23,936      23,936      23,936
																								SCI Systems Common Stock *              312,577   3,554,678   5,509,170

																																																																										3,578,614   5,533,106
- - -----------------------------------------------------------------------------------------------
G I C FUND              Mellon Bank Time Deposit Fund*          133,545     133,545     133,545
																								First Alabama Bank Investment
																								Contract Fund*                          332,258   5,173,083   5,193,801
																								Trustee's GIC Fund                      149,739   2,491,882   2,579,618

																																																																										7,798,510   7,906,964
- - -----------------------------------------------------------------------------------------------
BALANCED FUND           Mellon Bank Time Deposit Fund*          219,377     219,377     219,377
																								MAS Fixed Income Portfolio              268,597   3,152,318   3,177,508
																								MAS Trust Fund Equity Portfolio         211,893   4,012,547   4,464,585

																																																																										7,384,242   7,861,470
- - -----------------------------------------------------------------------------------------------
EQUITY FUND             Mellon Bank Time Deposit Fund*          227,736     227,736     227,736
																								MAS Equity Portfolio                     252,230   4,708,609   5,314,482

																																																																										4,936,345   5,542,218
- - -----------------------------------------------------------------------------------------------

																																																																									29,235,904  32,381,951
===============================================================================================

* Party - in - interest

Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

Item 27d - Schedule of Reportable Transactions

Year ended December 31, 1993

																																																																																																						Current
																																																																																																								Value
																																																	No. of                                              of Asset
Identity of              Description             Trans-     Purchase       Selling       Cost of   on Date of   Net Gain
Party Involved           of Assets              actions        Price         Price        Assets  Transaction     (Loss)
- - ------------------------------------------------------------------------------------------------------------------------
First Alabama Bank    $9,780,863 par of             331  $ 9,780,863  $          0  $  9,780,863  $ 9,780,863  $       0
of Huntsville, N.A.   First Alabama Bank
																						of Huntsville, N.A.
																						Time Open Short-
																						Term Notes

First Alabama Bank    $9,724,948 par of             214                 10,408,378    10,408,378   10,408,378          0
of Huntsville, N.A.   First Alabama Bank
																						of Huntsville, N.A.
																						Time Open Short-
																						Term Notes

First Alabama Bank    1,629,191 units of             14    1,629,191                   1,629,191    1,629,191          0
of Huntsville, N.A.   FAB Investment
																						Contract Fund

SCI Systems, Inc      19,373 shares of               11      371,489                     371,489      371,489          0
																						common stock
SCI Systems, Inc      85,427 shares of               17                  1,656,772       921,374    1,656,772    735,398
																						common stock

MAS                   1,783,079 units of             22    1,783,079                   1,783,079    1,783,079          0
																						MAS Pooled Trust Fund
																						Equity Portfolio
																						(Balanced Fund)

MAS                   66,663 units of MAS             7                     66,663        66,663       66,663          0
																						MAS Pooled Trust Fund
																						Equity Portfolio
																						(Balanced Fund)

MAS                   1,592,424 units of             21    1,592,424                   1,592,424    1,592,424          0
																						MAS Pooled Trust Fund
																						Equity Portfolio
																						(Equity Fund)

MAS                   75,990 units of                 8                     75,590        75,590       75,590          0
																						MAS Pooled Trust Fund
																						Equity Portfolio
																						(Balanced Fund)

Mellon Bank           $2,124,980 par of             123    2,124,980                   2,124,980    2,124,980          0
																						Mellon Bank
																						Time Deposit Fund

Mellon Bank           $1,461,658 par of              28                  1,461,658     1,461,658    1,461,658          0
																						Mellon Bank
																						Time Deposit Fund

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Amendment Number One to the Registration Statement (Number 2-86230 on Form S-8 dated September 15, 1983) pertaining to the Savings Plan of the SCI Systems, Inc., Employee Financial Security Program and our report dated June 15, 1994, with respect to the financial statements and schedules of the Savings Plan of the SCI Systems, Inc., Employee Financial Security Program included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

																																																	Ernst & Young

Birmingham, Alabama
June 28, 1994